Filed by Redback Networks Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 and Rule 13e-4

of the Securities Exchange Act of 1934

Subject Company: Redback Networks Inc.

Commission File No.: 000-25853

Transcript of Q2 2003 Earnings Conference Call Held on July 16, 2003.

Portions of the transcript set forth below relate to Redback Networks Inc.’s proposed recapitalization transaction involving, among other things, a proposed offer by Redback Networks Inc. (“Redback”) to exchange all of its outstanding 5% Convertible Subordinated Notes due 2007 (“Notes”) for shares of its common stock.

Where You Can Find Additional Information.

Investors and security holders are urged to read the following documents to be filed with the Securities and Exchange Commission (“SEC”), as amended from time to time, when they become available, because they will contain important information. In connection with the proposed recapitalization transaction, Redback will file with the SEC: (1) with respect to the exchange offer for Redback’s Notes and related transactions, a prospectus and registration statement on Form S-4, a tender offer statement on Schedule TO and other required documents, (2) with respect to stockholder approval of certain matters regarding the recapitalization transaction and the proposed issuance of warrants to purchase common stock, a proxy statement, a prospectus and registration statement and other required documents, and (3) other documents concerning the proposed recapitalization transaction. When these and other documents are filed with the SEC, they may be obtained free at the SEC’s Web site at http://www.sec.gov. You may also obtain each of these documents for free (when available) from Redback by directing your request to investor_relations@redback.com.

Redback and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Redback with respect to the transactions contemplated by the exchange offer. Information about the directors and officers of Redback is included in Redback’s Annual Report on Form 10-K filed with the SEC on March 31, 2003 and in Redback’s Proxy Statement for its 2003 Annual Meeting of Stockholders filed with the SEC on March 31, 2003. These documents are available free of charge at the SEC’s Web site at http://www.sec.gov and from Redback by directing your request to investor_relations@redback.com.

Any reference to the registered exchange offer, the proposed warrant issuance and any other related transaction contained herein shall not constitute an offer to buy or exchange securities or constitute the solicitation of an offer to sell or exchange any securities of Redback.

Forward Looking Statements.

The statements contained herein that are not purely historical are forward-looking statements that involve a number of risks and uncertainties, the outcome of which could materially and/or adversely affect Redback’s actual future results. In particular, while Redback has announced a proposed recapitalization transaction, there is no assurance it will complete the transactions contemplated by the recapitalization. If holders of Notes fail to tender into the exchange offer or if conditions to close the transaction are not satisfied, the transaction will be terminated. Additional risks and uncertainties relating to Redback’s business which could materially and/or adversely affect actual results of Redback, including but not limited to the anticipated effects of the recapitalization transaction on Redback’s balance sheet, cash flows, financial stability and financial model, are set forth in the documents filed by Redback with the SEC, specifically the most recent reports on Form 10-K, Form 10-Q, Form 8-K and the other reports filed from time to time with the SEC.

* * *

Redback Networks

Moderator: Tom Cronan

July 16, 2003

1:45 p.m. PDT

Operator:	Good afternoon, ladies and gentlemen, and welcome to the Redback Networks Second Quarter 2003 Conference Call.

At this time, all participants are in a listen-only mode. Later, we will conduct a question and answer session.

I would now like to turn the call over to Mr. Thomas Cronan, Senior Vice President of Finance and Administration and Chief Financial Officer for Redback Networks.

Mr. Cronan, you may begin.

Tom Cronan:	Thanks, Christine.

Good afternoon. This is Tom Cronan. With me today is our CEO, Kevin DeNuccio.

This afternoon, we released operating results for the second quarter of 2003. The release was distributed over Business Wire. It is also available on First Call, and on the Investor Relations Center of our website, which you can find at www.redback.com.

During this call, Kevin will update you on major activities for the quarter, and update you on our business strategy. Then, I will review the financials for the quarter. After that, we will turn the call over to your questions.

Our presentation this afternoon, including the guidance portion of the presentation, contains forward-looking statements. These statements include, among others, those regarding the effects of the proposed debt restructuring, such as its effects on our debt and expenses and our expected financial stability, and our statements about revenue outlook, gross margins, our growth and market growth, and our product line and customer base. These statements are subject to the risks and uncertainties that could cause actual results to differ materially than those contained in these forward-looking statements. Additional risks and uncertainties related to Redback’s business that can materially and/or adversely affect actual results of Redback are set forth in the documents that we file with the SEC, specifically the filings related to the restructuring, and our most recent reports on Forms 10-K, 10-Q and 8-K, and any other reports filed from time to time. Redback Networks assumes no obligation to update any forward-looking statements.

Our presentation contains non-GAAP information, unless otherwise specified as a GAAP measure. Our press release – which was furnished to the SEC on a Form 8-K earlier today and which is also available on our website – includes the GAAP information that is most directly comparable to the non-GAAP financial information, as well as the reconciliation between the two sets of information.

I will now pass the call over to Kevin.

Kevin DeNuccio	Thank you, Tom, and thank you all for joining us today.

It’s certainly been an exciting quarter, with many challenges, changes and opportunities that will create for Redback the strength and foundation to realize our vision for the Internet, our technology and most importantly our customers.

Revenues for the quarter were $22.2 million. This was a very disappointing and challenging second quarter for sales. Unfortunately, a large percentage of our current revenues are still driven by the top ten to twenty carriers worldwide, and one large order can make the difference in achieving any given quarterly revenue target. And while we reached a major positive milestone for the company last week, we were impacted by the management distractions and customer anticipation associated with completing the negotiations and announcement of our debt restructuring last week.

Despite these challenges, we remain confident of our revenue outlook over a series of quarters, driven in part by our expanding product portfolio and distribution partnerships. This will result in a broader customer base, as well as an expanded network application in our coveted ILEC and PTT carrier base.

Despite the revenue shortfall, there are clear signs of increased broadband market activity, including infrastructure investment and growing customer interest in our technology.

Consumer broadband networks continue to be the leading source of revenue and traffic growth for telecommunications providers worldwide. This is transforming the Internet from being enterprised focus to becoming consumer focused, which will begin to exploit Redback’s installed networks and new technology. In the overwhelming majority of bids around the world, we continue to be one of the only two or three providers capable of competing for the IP telecommunications infrastructure of the future.

From an operational standpoint, we continue to make significant progress. We believe that we have reached the tail end of what has been a very difficult and significant operational restructuring of the business. And upon completion of the debt-for-equity restructuring, we believe that we will have a sustainable expense structure as well as product margins and quality that will prove to be world class.

Gross margins, despite lower revenue, held at 43%. Our new product cost structures will allow us to show significant sequential margin improvements, even with the slightest improvement in revenue.

We continue to hit our expense targets, while absorbing non-recurring expenses for the professional fees associated with lawyers and bankers needed in the debt restructuring process. This expense control and focus allowed us hold our loss to just 15 cents per share on depressed revenue levels.

Just a few words regarding the equity-for-debt restructuring that we announced last week. We are busy preparing our S-4 and proxy to obtain SEC approval, which will allow us to launch our proxy to shareholders and the tender offer for our outstanding notes. Having spent considerable time over the last week speaking to our largest shareholders and customers, I am extremely pleased with the reception of our plan. We believe that we are gaining the needed support from these two important groups, which is giving the Board, the management team and I the confidence in our decisions and direction. Tom will provide more details in a moment.

On the customer and strategy front, our top end-user customers this quarter included Belgacom, Sprint and Telecom Development in France, with deployments of our SMS 10000; British Telecom, with deployments of our SMS 1800 platform; and finally, Chunghwa Telecom in Taiwan, with deployment of our SmartEdge 800 platform.

Our top channels for the quarter included Alcatel and Nokia, two world-class telecommunications providers. We remain highly focused on these traditional telecommunications partnerships to increase our market reach and solutions capabilities.

We continue to receive extremely positive feedback on our new products from carriers worldwide. During the quarter, we announced our new SmartEdge Service Gateways that integrate routing, SMS and ATM Mediation capabilities for next generation broadband networks. And the new SmartEdge 400 Platform for lower price points, distributed architectures and a smaller form factor in the SmartEdge family.

We now have over 35 SmartEdge customers, with seven new wins this quarter, and have continued to show, for the second quarter in a row, strong performance in Europe following our initial success in Asia. North American adoption of next generation platforms continues to lag the rest of the world, as bandwith usage and new applications are still in the very early stages here. We are demonstrating in carriers today significant scale advantages over the competition for consumer networks. The ability to easily insert value added services, as well as user intelligence and policy management, building on our user intelligent network strategy. We are now delivering a seamless path to the multiple phases of broadband development and services deployment.

Looking forward, first we anticipate the closing of our debt-for-equity conversion and the renegotiation of our excess real estate obligations in the September timeframe. The combination of these events should remove excess cash use on a quarterly basis relating to interest and lease payments.

Second, our new operational model of margins and expense are properly aligned with our revenue outlook to build a strong foundation for growth.

Third, we have now largely completed the technology building blocks of the new Streamliner hardware for our SMS family, and our SmartEdge operating system and ASICs that will allow us to begin the development of a broad set of products that will enhance our product portfolio, network applications and revenue sources to match or surpass our competitors.

Therefore, with most of our challenges well under control, the real work now begins. We are keenly focused on dramatically increasing our product portfolio and expanding partnerships and distribution to drive revenue growth.

In the end, it all comes down to execution. I believe we have the stability and the alignment to focus our full attention on the exciting market opportunities that are in front of us.

Redback Networks has the customer base, the technology and the engineering prowess to be a world-class competitor in IP networking, and ultimately, a unique investment opportunity for our stakeholders.

I’d now like to ask Tom to take you through the financials for the quarter. Tom.

Tom Cronan:	Thanks, Kevin. To elaborate on Kevin’s comments, now that we have executed the lock-up agreement and announced the restructuring, we will be focused on filing the S-4 and the proxy materials with the SEC, which will allow us, after SEC approval, to launch our exchange offer and to seek shareholder approval. We are planning to make this filing in the next two weeks.

Regarding our NASDAQ National Market Listing status, as we previously announced, NASDAQ has extended until at least August 23, the date by which we must meet the minimum bid price requirement. So, we are no longer facing immediate de-listing from NASDAQ National Market, and currently we intend to address the minimum bid price requirements by establishing a capital structure as part of the restructuring that will support well in excess of the $1.00 minimum share price.

Now let me turn to our financial results. In summary, Redback posted revenue of $22.2 million for the second quarter of 2003, compared to $29.5 million for the first quarter of 2003. GAAP net loss for the quarter was 28 cents per share, or $51 million.

On a non-GAAP basis, net loss for the second quarter was $26.3 million, or 15 cents per share. As previously stated, the financial measures that I will be discussing will be presented on a non-GAAP basis. Excluded from our non-GAAP results for the second quarter were charges related to amortization of intangible assets, stock-based compensation, restructuring charges, and write-offs on certain investments.

The $22.2 million in revenue for the quarter represented a decrease of $7.3 million from the first quarter of 2003. Our product revenue was $16.7 million, down $8 million from the first quarter. Our book-to-bill ratio was less than one. The service business for the quarter was approximately $5.5 million, up approximately 15% from the previous quarter.

In the second quarter, our revenue was down significantly in Asia, and the greatest percentage of revenue came from Europe. Revenue for the second quarter of 2003 in Asia was $4.7 million, compared with the $9.9 million last quarter, which represented in this quarter 21% of our revenue. The revenue from North America was down slightly at $8.3 million, representing 37% of the revenue for the quarter. Revenue from Europe was $9.2 million, and represented 42% of the total revenue for the quarter.

Despite the significant drop in revenue, the gross margin for the quarter was approximately 43%. This gross margin number, although down 3% from the previous quarter, shows the results of our continued cost cutting efforts with our supply chain.

Total OPEX was $31 million for the quarter, down sequentially from Q1. Total headcount as of today is 499, reflecting the headcount reduction we took in April, and down 65 from the March 31, 2003 numbers. OPEX included approximate $2 million in professional fees associated with our restructuring and $8.9 million in depreciation.

The second quarter net operating loss stood at $21.5 million, compared with $18.5 million in the first quarter.

Included in our GAAP results were one-time charges of $23.5 million related to the consolidation of our San Jose operations from two buildings into one, following a headcount reduction in April. The charges represent excess real estate expense and excess capital equipment.

The net loss for the quarter was $26.3 million, or 15 cents per share. The average shares were 181 million for the second quarter of 2003.

Turning to the balance sheet, our quarter-end cash stood at $69.2 million, down $33.5 million from the previous quarter. The cash use included an interest payment of approximately $12 million in April and professional fees for the restructuring, as well as a significant increase in the cost of insurance.

We also experienced an increase in DSO from 30 days to 50 days, which resulted from reduced collectible revenue within the quarter and decreased linearity. Our net inventory was $10 million at the end of the quarter.

As you know, last quarter with the restructuring on the horizon, combined with our typical lumpiness and difficulty in projecting revenue in any given quarter, we decided not to give any forward-looking guidance. We believe that our restructuring announcement this quarter should remove substantially all of the uncertainty about the company’s long-term viability, and we believe that revenues should recover substantially this quarter. Of course, as you know, it’s difficult to predict any given quarter’s revenue since our revenue is dependent on a small number of large deals, but for planning purposes, we are assuming a return to revenue levels consistent with our revenue levels in the first quarter of 2003.

We anticipate that service revenue will be approximately $5.2 million per quarter for the remainder of the year.

We are planning on gross margin expansions over the next several quarters, as we reduce overall product and transformation costs. Given our revenue assumptions, we expect gross margins for Q3 of ’03 to be at or higher than the gross margins for the first quarter of 2003.

Given the headcount reductions and the consolidation of our operations into one building in San Jose, we expect that OPEX, before any expense associated with the restructuring, will improve by $1 million compared to our second quarter.

Our overall OPEX continues to be affected by fees and expenses in support of our debt restructuring. The filings we will be doing in the near future will detail the expected expenses associated with the debt restructuring. We expect our cash use during Q3, not including any cash use for the restructuring, will be approximately $14 to $15 million.

I would like to turn the call over to Christine for instructions on how to ask your questions. Christine?

Operator:	Thank you. We will now begin the question and answer session. If you have a question you will need to press the “1” on your touch-tone phone. You will hear an acknowledgment that you have been placed in queue. If your question has been answered and you wish to be removed from the queue please press the “#”. Your questions will be queued in the order that they are received. If you are using a speaker phone, please pick up the handset before pressing the numbers. Once again, for any question please press the “1” on your touch tone phone. Our first question comes from Steve Kamman from CIBC World Markets. Please go ahead.

Steve Kamman:	Hi folks.

Kevin DeNuccio:	Hey, Steve.

Steve Kamman:	Just a couple of questions. One, in terms of the restructuring are you pretty comfortable with the September date in terns of getting everything nailed down? Is there any risk that that moves on, I just want to kind of get a sense of things.

Kevin DeNuccio:	Yes. Things are going on well right now. The only unknown we have in it that once we submit in the next week or two to the SEC for approval of these documents, the proxy and the tender offer, it’s really an unknown how long the SEC will take to review it and send it back to us for release.

Steve Kamman:	But you’ve got, for example, that the leases and some of the other issues, those are pretty much good and the full approvals are good?

Kevin DeNuccio:	Yes, the issues in terms—the other issues associated with approvals and getting the transactions complete— we feel are, all moving in the right direction.

Steve Kamman:	Okay, but not 100 percent signed, sealed and delivered yet but—

Kevin DeNuccio:	No.

Steve Kamman:	Probably all right.

Kevin DeNuccio:	That’s right.

Steve Kamman:	Okay. And then any guidance on just sort of share count and how this whole all works out? And what we should be modeling in?

Tom Cronan:	We have some ideas on share count. We’ll posting those in the next week or so but we definitely want to support a price that will allow us to be well in excess of the dollar minimum price. I think that we should probably wait until we come out with those documents to give you the exact cap structure.

Steve Kamman:	Okay, that makes a fair amount of sense. And then so the operating cost improvement is good. In terms of product road map, when do you think we should see the full kind of integrated SMS slash …sorry, versus whatever—blah, blah blah 800?

Kevin DeNuccio:	Oh, the SmartEdge? Yeah.

Steve Kamman:	Yes. Some of the SmartEdge functionality come in the SMS. When should we be looking for that?

Kevin DeNuccio:	So the big announcement we had at SUPERCOMM in the quarter was of the service gateways—the SmartEdge service gateways.

Steve Kamman:	Yeah.

Kevin DeNuccio:	That is the full implementation of the SMS technology on top of the SmartEdge router.

Steve Kamman:	Okay.

Kevin DeNuccio:	As well as it includes some things that when you push the platform from the way it’s centralized in an architecture today, the way the SMS is deployed, how close are the DSLAMs—it has ATM mediation capabilities—so there’s a series of capabilities that are now integrated on the SmartEdge platform that would include all the traditional routing kinds of stuff, the SMS capabilities that we kind of pioneered and then some of the ATM meditation stuff, you need to move into a next generation architecture. That was all announced with the service gateway. We now have over seven customers actually live with that technology around the world and utilizing it today, so it’s real and shipping.

Steve Kamman:	Okay, I appreciate the update on that.

Kevin DeNuccio:	Thanks Steve.

Operator:	Our next question comes from Andrew Cray from Imperial Capital. Please go ahead.

Andrew Cray:	Guys, could you just break out the cash usage during the quarter. How much was working capital? I know you mentioned depreciation, but how much was working capital related? How much was cash restructuring? How much capex?

Tom Cronan:	Yeah, so of the $33.5 million about $7.6 million was working capital. About $10.4 was loss from operations, $2 million for capital purchases and $13.5 for the interest payments and restructuring expenses.

Andrew Cray:	Okay. How much do you expect to save from the restructuring of this real estate lease, by the way.

Tom Cronan:	So, from the real estate we expect that from a—on a quarterly basis, we will save about $3 million a quarter.

Andrew Cray:	Okay. Not bad. Great. The other thing I wanted to ask—I think what would really help is talk a little bit about the competitive challenge from, particularly from Juniper and Cisco. I think it’d be interesting to sort of—if you could explain again the benefits of your product versus theirs. Now I think attention is probably going to turn back to that issue.

Kevin DeNuccio:	Sure.

Andrew Cray:	The ATM meditation capabilities and so on, I think that that’s something they have as well, but maybe there is something else that you can offer that they don’t have.

Kevin DeNuccio:	Yeah. Well, certainly, Cisco and Juniper are both formidable competitors in the industry, but I think that with the restructuring we stabilize our financial structures that the issues that are going to come back to the technology, and I think that will play to our strength because the biggest issue that I think they face is that both of their operating systems were built prior to the broadband era and they weren’t built specifically for the edge of the network or for broadband networks and therefore they don’t have the scale that’s necessary for consumer networks. They don’t have the service insertion capabilities that are necessary for the way we think consumer networks are going to go, which is beyond connectivity to really value-added services that we are finding our customers launching with us today around the world. So the fundamental technology advantages that we have, we think will become the primary focus, and we find ourselves today really in overwhelmingly in every bid facing Cisco and Juniper as our competitors. And I think clearing up our financial structures that we can compete on technology is going to be the biggest change for the company in terms of what we can do for the revenue line.

Andrew Cray:	Right. You see the products being deployed primarily in broadband networks or also maybe in another parts of the network as well. Obviously cable DSL, it seems like they’re optimized for that, but are there other parts of the network where you can sort of move these products into or—

Kevin DeNuccio:	Yeah, I think what we’ve done is fundamentally both in finishing the Streamliner technology for the SMS family but the SmartEdge operating system and ASICs that we have—we have spent the last three years really creating a lot of the building blocks that the company needs to build out a broad portfolio of products. So I think we’re going to see is that now that our R&D can turn from the basic building blocks that had to be built. We can begin to really come out with the portfolio of products that can broaden the network applications we can go into and the number of products that we can bring out with high return on investment.

Andrew Cray:	What kind of other areas? Wireless, for example or—?

Kevin DeNuccio:	Well, I think that certainly if you look at market segments that are, I think, top priorities for us, they would be cable and wireless. I think from an application standpoint we think that network architecture is largely going to become more and more driven by the broadband networks that we already fit in and that those broadband networks are going to dominate network architecture and begin to consume what have been some of the other data overlay networks. So we think that a lot of network architecture is really going to be coming onto our turf and we’ll be competing more in our space than what’s traditionally been a Cisco environment.

Andrew Cray:	Okay, okay.

Tom Cronan:	Hey, Andrew.

Andrew Cray:	Yeah.

Tom Cronan:	This is Tom again. I looked at my numbers again while you were talking to Kevin and the actual savings are actually about $18 million a year on the lease payments or four and half million dollars a quarter.

Andrew Cray:	Oh, okay.

Tom Cronan:	Okay? Thanks.

Andrew Cray:	Thank you. Yeah, that wraps it up for me. Thanks.

Operator:	As a remainder to all participants, to ask a question, please press the “1” on your touchtone phone. Our next question comes from Andrew Shirley from Ivory Capital. Please go ahead.

Andrew Shirley:	Hi, I just wanted to clarify something. Do your current bond prices and proposed warrant valuation imply a value for the existing stock of approximately 5 cents a share. I was wondering what makes you think that shareholders will approve the deal with the stock around 40 cents right now.

Kevin DeNuccio:	So I think that a combination of multiple factors as to what you ultimately think the recapitalized company will ultimately be worth. In that, one value at closing probably and then one value over a series of quarters that you begin to execute across the business plan. So what our view is that with shareholders able to remove $467 million that is senior to them today and a business plan that can’t close with interest expense and real estate overhang that we have, that taking initially 5 and then 15 percent of the company with a clean balance sheet, no $500 million in debt in front of it, is going to be a good long term investment for our shareholders and that we can begin from taking this new level set and set back that we have to build long term equity value for all of the stakeholders, including our new and old shareholders. So what we believe, and we’ve been talking to our larger shareholders in going through the process, as well post announcement last week, and we believe that we are gaining the support of our largest shareholders first, and believe that we can get the constituency to move forward with the right thing that in—when you look at the entire picture what can ultimately get the best value for all the stakeholders and even the shareholders as you fix the company once and for all here.

Andrew Shirley:	Am I right that the initial warrant valuation implies approximately 5 cents a share for the existing stock, that ballpark right on the map? I just want to make sure I’m not missing anything.

Tom Cronan:	I think yeah, that’s kind of a different way of trying to approach what you think the valuation is. I think that the better way to approach this is to try to determine what the market cap of the company is going to be post restructuring as a way of trying to assess what you think on a pro forma basis the current share price should be.

Kevin DeNuccio:	The major driver is going to be whatever the resulting market cap of the company is, both at the initial closing and then at subsequent quarters after you start to reach your milestones of cash flow positive and ultimately earnings for profitability. So it’s not about the math of the shares and everything, it’s really about determining what you think the market value of the company is going to be as a multiple of revenue first and then a multiple of earnings.

Andrew Shirley:	Is the only other realistic alternative to this significant dilution, a bankruptcy filing? I am just wondering—I understand you guys were talking to shareholders, but if the approval isn’t there, what the alternative is here.

Kevin DeNuccio:	So, I think what we—first of all we started down this path in October last year knowing that, feeling that we had to make a decision on how we were going to fix the capital structure of the company. And we pursued virtually every opportunity and avenue that we thought was possible. And after evaluating many different avenues over the last six to nine months, we made a decision that this was the best for all stakeholders. And what I think you have today is we’ve reached an agreement with two-thirds of our noteholders who are—which gives us a capability to really motivate and show that support in both the noteholder community or the shareholder community to get the transaction completed. So we’ve evaluated a lot of alternatives. We think that this is the best one, and we believe that the way that it’s structured and the education that we can provide and the tools that we have that we can get the transaction closed within September time frame.

Andrew Shirley:	What do you think your liquidity is if you don’t get—you mentioned the bondholders seem to be on board, can you give a percentage of shareholders that you’ve spoken to that you think are on board?

Kevin DeNuccio:	No, I can’t give you a percentage of that right now.

Andrew Shirley:	And if there is no approval what sort of liquidity do you have in terms of maybe months or quarters?

Kevin DeNuccio:	So I think—to understand why we waited to have two-thirds of the noteholders locked up in the agreement is because if for some reason we don’t get 98 percent of the bonds tendered or we don’t get a majority of the shareholder vote that we need—and what that is basically we need better than 50 percent of the shareholders to either attend the meeting or proxy, and then we need a majority of them to vote for it, so as low as 25 percent of the shareholders to approve the transaction. But having the two-thirds of the noteholders, which are our primary debtors, already signed up to a lock-up agreement, that’s what gives us the tool to do a pre-package reorganization and ask the court to bless the transaction that has been already agreed to by our primary debt holders. So we’ve already facilitated the ability to ask the court for their approval in a pre-package reorganization format if for some reasons the bonds weren’t all tendered or the shareholders did not vote for it.

Andrew Shirley:	Okay, great. Thank you very much.

Operator:	Our nest question comes from Christin Armacost from SG Cowen. Please go ahead.

Christin Armacost:	Thank you. I was wondering if you could give some color on your confidence level in the September quarter of revenue estimates. You guided up pretty markedly in the September quarter from June, with the book-to-bill less than one so, either on a geographic basis or what you see on the pipeline that might not be reflected in the backlog? Thank you.

Kevin DeNuccio:	Yeah, Christin. I think we have a high degree of confidence. I think that we’re still—unfortunately with the contraction we’ve had in revenue that is tied to just the top customers—top 10 or 20 customers around the world, there are very large opportunities that can slip from any given quarter to another. And that could been in this quarter, travel issues we had in Asia or testing cycles that got a little bit delayed, but I think we have a good handle on what flipped out of this quarter and those large opportunities that we think can be closed in Q3. And that’s why we had a confidence level that we have our arms around those things and that we’re in a lumpy business but we’ve got enough lumps to make the quarter in Q3.

Christin Armacost:	And then just on your operating expenses you talked about operating expenses declining about a million sequentially and a lease consolidation saving you four million a year, so the majority of that is sort of non-operating expenses like professional fees?

Tom Cronan:	Yeah, I was trying to give you an apples-to-apples comparison. So we were not assuming in the million-dollar reduction the closing of the restructuring or any gain from the restructuring at all. That’s just in the non-debt restructuring numbers today, so even if we weren’t doing this transaction, the OPEX would decline by a million dollars.

Christin Armacost:	And that includes—is that taking into account the lease consolidation savings?

Tom Cronan:	That is taking into account the lease consolidation savings and the fact that we’ll no longer be using that space and we’ll be taking charges for it.

Christin Armacost:	So there were be other expenses that are ramping up and that’s why the net’s only 1 million?

Tom Cronan:	I think the facts are that we had some savings this quarter from moving out the building partially, and then we have—it’s only one building so it’s not all the real estate expenses.

Kevin DeNuccio:	Some of them were already out of the number, Christin, in the past.

Tom Cronan:	Right.

Christin Armacost:	Okay. Thank you.

Operator:	Our next question comes from Bobby Sarkar from Thomas Weisel Partners. Please go ahead.

Bobby Sarkar:	Hi, would you guys give us some sense of what the regional makeup is going to be for the September quarter, given the fact that you guys have guided up significantly?

Kevin DeNuccio:	Yeah I think if what you have from a percentage basis was very strong in Europe in this quarter. We think that Europe will hold and what you’ll have is Asia and North America come up from the percentage of revenue that they are in the current quarter in Q2.

Tom Cronan:	And they’ll end up being about even like they were in the first quarter, about 33 percent each.

Kevin DeNuccio:	So we don’t think we’re going to get a full spring back up of North America to what we think is a normalized revenue run rate of 50 percent of our business. So we think North America is still down a little bit below, but Asia will snap back so it will probably be pretty even across the theaters.

Bobby Sarkar:	Okay, thanks.

Tom Cronan:	Can we take one more question?

Operator:	Thank you. Our next question comes from Rich Church from Wachovia Securities. Please go ahead.

Rich Church:	Thanks. Could you—you mentioned the cash use from ops goal for Q3. Can you say what you expect to use from restructuring?

Tom Cronan:	Actually we’re going to have detailed information on that in our filing. There’s lot of different assumptions, and so rather than trying to talk through it over the phone, I think it would be more useful to sort of wait and have the documents come out in the next week, two weeks, and then be willing to go through and talk about it at that time once we have filed those documents.

Rich Church:	Okay, I guess in terms of unrestricted cash, do you—what are your plans to improve that balance going forward?

Tom Cronan:	Yes, so I think that the answer to that question is that we’ve working with our banks that we have relationships with to restructure as we move from having this heavy debt burden to not having any debt. We have an opportunity to have much better debt arrangements with our banks, and we’ve been working on that and we have some things that as we move forward we think we’ll have available to us. We’re not yet in the position to announce anything, but we’re working on that. Also we continue to talk to people about whether it would make sense post-deal to bring in some additional cash into the company, and we’ll continue to have that discussion and look for the appropriate timing to do that—whether it’s during this time period or after the restructuring closes.

Rich Church:	Okay. And Kevin, can you tell us if Verizon was a customer in the quarter and do you expect—is that where some of the strength might come from with this broadband build out?

Kevin DeNuccio:	So I think that, yes we did have revenue from Verizon in the quarter, first of all and I think that we’re expecting North America with the large RBOCs to come back with revenue in Q3. Then it would be more meaningful to making the revenue numbers in the quarter so we are expecting that. They’ve been gearing up based on the new deregulation to do that, so we are anticipating that the back half of the year is going to be much more robust with the large ILECs in the U.S.

Rich Church:	All right, thanks a lot.

Tom Cronan:	Actually, we’ll take one more call.

Operator:	Thank you. Our last question comes from Tim Luke from Lehman Brothers. Please go ahead.

Jung Sho:	Hi, this is actually Jung Sho for Tim. What do you think your cash balance is going to be by the end of Q3? And after the restructuring is done, what do you think your break-even level is going to be?

Tom Cronan:	Both good questions. I think we believe that—it’s hard to give you a cash number not knowing what the date of the closing of the restructuring is going to be, but our cash use that will be other than from the restructuring this quarter will be $14 to $15 million. And then as I said, depending on whether we close the restructuring or not, there will be additional cash use that we’ll have outlined in our S-4 documents that will be available in the next two weeks for everyone to see. So, I think I would like to leave it as that, otherwise we will be speculating too much on the cash use. I think on a break-even standpoint, we haven’t changed the numbers since the last time we talked to you about the revenue numbers for break-even.

Kevin DeNuccio:	So, we think that revenue number is coming down to below $35 million now.

Jung Sho:	Okay. But do you foresee any changes in that break-even level after the restructuring is completed at all?

Kevin DeNuccio:	Yes, so I think that, you know—the biggest leverage that we have in bringing that number down now is the gross margin improvement that the teams have been able to obtain in work in conjunction with our suppliers and our primary contract manufacturer. We made great strides, I think with the short fall in revenue we had this quarter, which was fairly significant, to be able to hold our growth margins where they are at, that we are anticipating that we are going to be able to get significant margin expansion as the revenue improves, and I think that is going to be the biggest lever at dropping the revenue level necessary to get to cash flow break-even. And so we are going to really monitor margins over the next couple of quarters and see how much of a spring back they come, but we are anticipating some significant improvements there.

Jung Sho:	Okay, one other thing is that Nokia is a 10 percent owner. I’m just curious have they signed up with this restructuring plan?

Kevin DeNuccio:	So Nokia’s been abreast of the process as we have been going through it, and has been reacting positively to it. They have not committed their shares yet for vote but I believe they understand why and what we did and are supportive of us creating a strong healthy partner for them to go forward.

Jung Sho:	Okay thanks.

Tom Cronan:	Okay, I think—

Kevin DeNuccio:	Yes, thank you everyone for attending today’s call. I am excited about the company’s debt restructuring and what it means for the new Redback and all of our stakeholders. Thank you.

Operator:	This concludes today’s teleconference. Thank you for participating.